                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                                 Amendment No. 1


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934



                           ROYAL FINANCIAL CORPORATION
              (Exact name of Small Business Issuer in its charter)

           NEVADA                                 13-3961109
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                Identification No.)


                    1000 BALLPARK WAY, SUITE 210, ARLINGTON,
                         TX 76011 (Address of principal
                                executive office)

                                 (817) 861-4000
                           (Issuer's telephone number)


        Securities to be registered under Section 12 (b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of class)

                                TABLE OF CONTENTS


                                                                                                               Page

                                     PART I

Item 1.   Description of Business.................................................................................1

Item 2.   Management's Discussion and Analysis of Financial  Condition
              and Results of Operations...........................................................................6

Item 3.   Description of Property.................................................................................9

Item 4.   Security Ownership of Certain Beneficial Owners and Management ........................................10

Item 5.   Directors, Executive Officers, Promoters and Control Persons ..........................................11

Item 6.   Executive Compensation.................................................................................13

Item 7.   Certain Relationships and Related Transactions.........................................................13

Item 8.   Description of Securities..............................................................................13

                                     PART II

Item 1.   Market price of and Dividends of the Registrant's Common Equity and Other Shareholder Matters......................................................................14

Item 2.   Legal Proceedings......................................................................................14

Item 3.   Changes in and Disagreements with Accountants..........................................................15

Item 4.   Recent Sales of Unregistered Securities................................................................15

Item 5.   Indemnification of Directors and Officers..............................................................16


                                    PART F/S
Financial Statements

                                    PART III

Index to Exhibits



Explanatory Note:

     Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to Royal Financial Corporation, a Nevada corporation, and its wholly-owned subsidiaries, Royal Mortgage Corporation, Royal Mortgage Brokerage, Inc., Walden Woods of Sugarmill, Inc. and Walden Woods of Sugarmill Sales, Inc.

     The Company is filing this Form 10-SB voluntarily. The Company's Common Stock has traded on the OTC Bulletin Board since May 1998 and the Company believes the market for its stock will be enhanced by being a reporting company. In addition, the Company intends to seek listing on the NASDAQ SmallCap Market in the near future, for which a registration under the 1934 Act will be required.



                                     PART I

Item 1.   Description of Business

General


     Royal Financial Corporation (the "Company") is a real estate financial holding company which invests in the asset backed real estate and mortgage markets. The Company was incorporated in August 1993 as Davenport Ventures, Inc. ("Davenport") and is duly organized and in good standing under the laws of the State of Nevada. The Company has a limited operating history and has experienced losses from inception through August 31, 1998. Future operating results will depend on many factors, including, but not limited to, the Company's ability to successfully integrate and expand its business operations and the revenues generated from its acquired operations.
There can be no assurance that such losses will not continue. In early
1998, controlling interest in the Company was acquired by a former officer and director of Davenport to initiate the business of purchasing, developing and operating manufactured housing communities.

     Davenport completed its first acquisition of a manufactured housing community, located in Florida, on June 1, 1998 for a purchase price of approximately $1,611,000 which was financed by Royal Mortgage Corporation. There are currently 87 pad sites 95% of which are rented with an annual revenue from rents of approximately $180,000. The business objective is to increase the size of the community by increasing the number of pad sites to approximately 215. Although there can be no assurances, Management anticipates that this expansion will be completed by March 31, 1999. In addition, the Company anticipates that the rents will be raised to approximately $225 per month, per site, on January 1, 2000 from the current rent of $175 per month. Once the community is fully rented, the Company believes that the annual revenue from rents will be approximately $487,000 per year which the Company believes will substantially increase the value of the community. Although there can be no assurances, the Company anticipates that the community will be fully rented within three years. This property acquisition was completed through the purchase of 100% of the outstanding shares of common stock of Walden Woods of Sugarmill, Inc., a Florida corporation ("Walden Woods"). Walden Woods and its subsidiary, Walden Woods of Sugarmill Sales, Inc., a Florida corporation ("Walden Sales"), are now wholly-owned subsidiaries of the Company.


     Effective August 18, 1998, the Company acquired Royal Mortgage Corporation, a Texas corporation ("RMC"), through an exchange offer on the basis of one share of its common stock for one share of RMC's common stock. RMC was founded in December 1994 to invest in U.S. mortgage instruments (not including origination of mortgages), and to obtain safe, high yields and capital gains on these investments. The approval of the shareholders of both companies was received on August 10, 1998.

     The terms of the exchange offer required that the name of Davenport be changed to Royal Financial Corporation and that the existing officers and directors of RMC become the officers and directors of the Company. The exchange offer also resulted in the Company and RMC changing their fiscal year ends to August 31.

Principal Business Activities


     The Company believes that RMC has identified several unique, secure sectors of the real estate market on which to focus as follows:


     (1) Acquisition and resolution of sub and non-performing mortgage loans;
     (2) Acquisition of distressed properties and foreclosure sales; and
     (3) Purchase of tax lien certificates resulting from unpaid mortgages or unpaid property taxes owed to municipal and county taxing authorities.

Mortgage Loans

     According to the Mortgage Banker's Association of America (October 1997) the great majority of homes purchased within the U.S. are financed through banks, savings and loans associations, credit unions and other financing companies, with the dollar amount of homes financed each year within the U.S. consistently exceeding $600 billion over the past six years. On average, 4% of these mortgages become sub and non-performing loans, which has created a $160 billion niche within the mortgage paper market.

     Existing mortgage loans can be purchased at a discount in the secondary market of the U.S. mortgage market. The level of discount achieved will vary depending upon numerous factors, including but not limited to, (i) payment history of subject mortgage loan, (ii) how motivated the seller is to sell the loan, (iii) the terms of the loan, (iv) the condition of the property and
(v) the location of the property. RMC has purchased loans at discounts ranging from approximately 15 to 60 percent of the face value of the loan. The Company's discounted loan portfolio totaled approximately $2,808,902 or 26% of the Company's total assets, as of August 31, 1998.

Level of Discount


     RMC has acquired performing loans at discounts of approximately 10 to 15 percent and has acquired non-performing loans at discounts of approximately 40 to 60 percent. Performing loans offer cash flow as well as an opportunity for a moderate capital gain when RMC sells the loans. Non-performing loans offer no cash flow, but the Company believes that they may offer capital gain potential upon disposition. RMC purchases discounted loans for the purpose of realizing a capital gain within four to eighteen months of acquisition, although no assurances of a capital gain can be given.


Source of Loans

     RMC has acquired discounted mortgage loans from banks and other originators of loans, large U.S. conglomerates that participate in the secondary mortgage market and at public auctions. Performing loans are typically purchased from originators and secondary market participants. Non-performing loans are generally purchased from secondary market participants and at public auctions.

Due Diligence


     Whether purchasing performing or non-performing loans, RMC must carry out several due diligence steps. First and foremost, RMC must locate sources of these loans, then RMC evaluates and narrows its selections to pursue only those mortgages that meet RMC's investment criteria. Generally, RMC targets loans collateralized by residential real estate, located in Texas and Florida, which are under or non-performing. RMC's due diligence procedures include obtaining lien searches, inspecting properties, and evaluating the market values of properties by obtaining brokers' price opinions, reviewing market data for comparable properties and consulting with local real estate agents. The Investment Committee consists of three members, the President, the Secretary and the Vice-President of Legal Affairs of the Company.


Distressed Properties and Foreclosure Sales

     When a property owner fails to pay property tax, school tax or other taxes or to make mortgage payments to his or her mortgage company for an extended period of time, that person's home can be placed on the auction block by the mortgage company or local governmental authorities. As evidenced by county foreclosure listings, this occurs on a regular basis in the U.S. and creates an opportunity to purchase homes out of mortgage foreclosure. RMC has had the opportunity to purchase homes in mortgage foreclosure sales for as little as 40 to 60 percent of their fair market value. At August 31, 1998, the Company's real estate owned, net, totaled approximately $1,357,744 or 12% of the Company's total assets.

     RMC also contacts lenders and major secondary market participants to look at portfolios of loans that are slated for foreclosure. RMC may purchase several loans at once and then foreclose on each loan as the holder of the unpaid mortgage and potentially realize a capital gain when the property is resold. These portfolios of loans, purchased just prior to foreclosure, are available at discounts ranging from approximately 40 to 80 percent of the face value of the unpaid loan. The same due diligence is performed on distressed properties and foreclosure sales as the Company would perform on other assets acquired.

Tax Lien Certificates


     The Company believes that RMC has identified a specific market niche that offers a low-risk and high-yield opportunity: Tax Lien Certificates. When property taxes are not paid promptly by the property owner, certain local taxing authorities auction tax lien certificates for that particular property. The sale of the certificates provides immediate funds to the taxing authority. In certain states and counties in the United States, purchasers of tax lien certificates are able to realize a rate of interest of approximately 17 to 24 percent on these certificates based on statutory rates set by the local taxing authorities. Currently 31 states in the U.S. auction tax lien certificates at the local government level.


     According to Fitch Investor Service Inc. ("Fitch"), approximately 2 to 3 percent of all tax liens are not redeemed by the property owner and the purchaser of the tax lien must wait until the property is sold at auction to make a profit. However, in those instances when the taxes are not paid by the property owner the property is sold at auction and the investor's lien is ultimately satisfied.


     To date, RMC has purchased approximately 250 tax lien certificates yielding approximately 17 to 24 percent annually. The redemption rate the Company has experienced is consistent with the findings of the research conducted by Fitch. RMC purchased $553,915 in tax lien certificates in June 1997. As of August 31, 1998, $127,520 of these certificates were still outstanding.

Royal Mortgage Brokerage, Inc.


     Royal Mortgage Brokerage, Inc., a Texas corporation, which is also authorized to do business in Florida, arranges for individuals, partnerships, trusts or corporations to obtain mortgages from outside mortgage lenders on properties owned by or outside of the Company. Customarily, Royal Mortgage Brokerage, Inc. obtains a financing "broker's" commission for each mortgage it arranges. These fees range from 1 to 4% depending upon the size of the mortgage and the "broker's" fee paid by a particular lender. Royal Mortgage Brokerage, Inc. is a wholly-owned subsidiary of the Company.


Manufactured Housing


     Davenport completed its first acquisition of a manufactured housing community on June 1, 1998 when it purchased Walden Woods Retirement Village (the "Park"), a manufactured housing community in Homosassa, Florida. The Park is a 45 acre site. 18 of the 45 acres are developed with approximately 87 pad sites. The Company is currently developing an additional 20 acres. It is anticipated that the development will be completed by March 1999 at which time the Company believes the Park will contain an aggregate of approximately 215 pad sites. The Company believes, although no assurances can be given, that once the community is fully rented, the annual revenue from rents will be approximately $487,000 per year which the Company believes will significantly increase the value of the community.


     This property acquisition was completed through the purchase of 100% of the capital stock of Walden Woods. Walden Woods is now a wholly-owned subsidiary of the Company.


     A manufactured home community is designed and improved with sites for the placement of manufactured homes and related infrastructure and amenities. Manufactured homes are detached, single-family homes that are built off-site by manufacturers and installed on sites within each community. The owner of each home in the community leases the site on which the home is located. Modern manufactured home communities are similar to typical residential subdivisions containing centralized entrances, paved streets, curbs, gutters and parkways. In addition, these communities often provide a clubhouse for social activities, recreation and other amenities, which may include swimming pools, shuffleboard courts, tennis courts, laundry facilities and cable television services. The Park will be a gated community in which all residents must be age 55 or over. The Park contains amenities which include, but are not limited to, a clubhouse with full kitchen, heated outdoor pool, a detached billiards room, shuffleboard courts, paved and curbed streets, parkways and lush landscaping throughout.

     According to the Manufactured Housing Institute, manufactured housing is the fastest growing segment in the United Sates housing market. According to the Manufactured Housing Institute, nearly one out of every three new homes sold in the U.S. is a manufactured home and shipments of manufactured homes have increased 20% annually since 1992.

     The Company generates revenue from its manufactured housing community from three major sources:

     (1) Land Leasing: The Company owns the manufactured home community, including the land and any community developments thereon. The Company generates revenue by leasing lots to home owners.

     (2) Sale of manufactured homes: Through Walden Sales, the Company intends to engage in the sale of manufactured homes, currently costing approximately $50,000 to $125,000.

     (3) Arranging third party mortgages: Through its wholly-owned subsidiary, Royal Mortgage Brokerage, Inc., the Company arranges third party mortgage financing for the homes which it sells. The earned commission results in a 2% margin of profit for the Company.


     The Company, through its wholly-owned subsidiaries, Walden Woods and Walden Sales, is currently analyzing several sites in Florida with the intent to acquire and develop additional manufactured housing communities. The Company plans on acquiring and beginning development on approximately three additional sites sometime prior to December 31, 1999. Currently, the Company has engaged an engineering firm to perform specific due diligence on the three sites being considered for acquisition and development. The Company anticipates being able to fully develop a site within 11 months of finalizing acquisition of the land. Although there can be no assurances, once a site is fully developed, the Company believes that it will realize revenues from the sale of new homes, leasing of lots, mortgage brokerage activities and Company controlled utilities within the development. Although there can be no assurances that the Company will be successful or if successful that such results will continue, the Company anticipates participation in the manufactured housing industry to comprise approximately 30 to 40 percent of its overall portfolio by the end of 1999.


Competition


     The acquisition of discounted loans and tax lien certificates is highly competitive due to the shear size of this segment of the mortgage and tax lien industries and the competitive bidding that occurs in most transactions. Although these segments make up a sizable portion of the Company's investment portfolio, in relation to the overall market, the Company's discounted loan and tax lien certificate holdings make up far less than one half of one percent of the national market. While there can be no assurances, the Company believes it will be able to successfully participate in these segments of the industry by purchasing smaller packages that the industry giants do not consider because of their small size.

     The Company competes with companies that are much larger and have far greater financial resources than the Company. While the Company focuses on local markets, its competition would be able to extend greater resorces than the Company to penetrate local markets if they so elected. However, while there can be no assurances, the Company believes it is able to better concentrate its efforts locally and has greater flexibility to spend as much time as needed to familiarize itself with local market conditions than its competitors.


Environmental Impact

     The Company believes that none of its activities utilize any hazardous materials or result in the discharge of any pollutants into the environment. The Company believes it complies fully with all state and federal environmental laws and regulations. In addition, the properties owned by the Company or for which the Company holds a mortgage or tax lien generally have been subjected to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants whose audits have not revealed, nor is the Company aware of, any material adverse affect on the Company's business, results of operations, financial condition or liquidity.

Employees


   The Company employs a total of ten full-time persons, two commission-based personnel and several contract personnel who perform due diligence procedures on behalf of the Company. None of the Company's employees, commission-based personnel or contract personnel are represented by a union and the Company believes its relationship with its employees is very good. There are no employment contracts between the Company and any of its employees.


Regulation


     The Company is subject to certain State of Florida regulations concerning the resale of real estate, its mortgage brokerage activities and its operation of manufactured housing communities. Presently the Company is subject to oversight by the Florida Department of Banking and Finance for mortgage brokering and licensing matters. The Company is subject to regulation promulgated under Florida Statutes Chapter 723 (Florida Business and Professional Regulations) for its manufactured housing operations. Management of the Company believes it is in compliance with all such applicable rules and regulations.


Item 2.  Management's Discussion and Analysis or Plan of Operation

General

     The Company, through its wholly-owned subsidiaries:

     (1) acquires sub and non-performing mortgage loans and real properties that meet the Company's investment criteria;

     (2) acquires tax lien certificates which result from property owners not paying their property taxes. At a minimum, the Company receives statutory interest yields which range from approximately 17 to 24%. Any tax lien certificates which are not redeemed are converted into real estate assets;

     (3)  owns and operates a manufactured housing community in Florida.


     Revenues and expenses for the eight months ended August 31, 1998 include Walden Woods for only three months since its acquisition. The results of the Company (formerly Davenport Ventures, Inc.) are included for the whole eight month period presented. Revenues and expenses for the fiscal year ended December 31, 1997 applied to RMC only. No results from the Company or Walden Woods are included in the revenues and expenses for the year ended December 31, 1997.

     For the three months ended November 30, 1998, the Company's revenues and expenses include Walden Woods and the Company for the whole period. No results from these two businesses are included in the comparable period for 1997.


                             SELECTED FINANCIAL DATA

     The following table sets forth summary historical financial information of the Company as of the dates and periods indicated in the following table. The summary historical financial data for the eight months ended August 31, 1998 is derived from financial statements of the Company which have been audited by Grant Thornton LLP, independent public accountants, appearing elsewhere herein. The financial statement for the three month periods ended November 30, 1997 and 1998, included herein, have not been audited, but are believed by Management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles. The summary historical financial data as of and for the years ended December 31, 1996 and 1997 is derived from the financial statements of RMC which have been audited by William C. Spore & Company, P.C., independent public accountants. The information below should be read in conjunction with the Financial Statements and related notes thereto of the Company and RMC.

                                            Royal Mortgage Corporation             Company
                                                   Year Ended                    Eight Months          Three Months Ended
                                                   December 31,                     Ended                  November 30,
                                              1996              1997           August 31, 1998        1997             1998
                                         ----------------------------------------------------------------------------------------
Statement of Operations Data(1):
 Revenues                                 $        34        $    277,031       $     220,776     $     121,267    $     138,758
 Expenses                                    (493,162)         (1,790,821)         (2,406,304)         (565,473)        (552,550)
 Other income (expense)                            --              (4,723)                 --                --               --
                                          -----------        ------------       -------------     -------------    -------------

 Net loss                                 $  (493,128)       $ (1,518,513)      $  (2,185,528)    $    (444,206)   $    (413,792)
                                          -----------        ------------       -------------     -------------    -------------
                                          -----------        ------------       -------------     -------------    -------------

 Net loss per share                       $      0.24)       $      (0.68)      $       (0.40)    $        (.19)   $        (.06)
                                          -----------        ------------       -------------     -------------    -------------
                                          -----------        ------------       -------------     -------------    -------------

 Weighted average shares outstanding        2,050,000           2,266,437           5,450,599         2,380,700        7,464,382
                                          -----------        ------------       -------------     -------------    -------------
                                          -----------        ------------       -------------     -------------    -------------

                                                  As of December 31,                As of               As of
                                              1996                1997         August 31, 1998     November 30, 1998
                                          -----------------------------------------------------------------------------
Balance Sheet Data:
 Working capital (deficit)                $  (265,398)        $ 3,511,816       $   4,008,714      $   3,104,294
 Investments                                       --           4,052,123           4,330,802          4,552,995
 Property and equipment, net(2)               268,690             313,927           2,198,979          2,368,200
 Total assets                                 329,358           9,058,000          10,755,724         10,278,107
 Total long-term debt                              --              50,000           1,290,000          1,290,000
 Total liabilities                            282,114          10,090,193           1,370,250          1,306,425
 Stockholders' equity                          47,244          (1,031,949)          9,385,474          8,971,682



-----------------------------------

(1) To give effect to the August 1998 merger, the Statement of Operations Data includes the operating results of RMC and the Company as though the entities had been combined as of January 1, 1996. In addition, the Park was acquired on June 1, 1998. The Statement of Operations Data includes the operating results of the Park for the period from June 1, 1998 to August 31, 1998.

(2) Property and equipment, net as of August 31, 1998 includes the land and improvements, buildings and equipment obtained in connection with the acquisition of the Park. The net balance of these assets as of August 31, 1998 was $1,771,391.

     Effective August 18, 1998, the Company acquired all of the outstanding capital stock of RMC, in exchange for shares of the Company. See notes to the "Consolidated Financial Statements."


     The Company has a limited operating history and conducts its operations through its wholly owned subsidiaries, Walden Woods, which owns a manufactured housing community and Walden Sales, which sells manufactured and modular homes, as well as its other subsidiaries, RMC and Royal Mortgage Brokerage, Inc.


     The Consolidated Financial Statements of the Company for the eight months ended August 31, 1998, reflect the combined results of RMC and the Company which includes manufactured housing operations and real estate investment activities. Prior to the exchange offering, the Company and its subsidiaries used December 31 as their fiscal year end. As a result of the exchange agreement, the shareholders of both Davenport Ventures, Inc. and RMC approved a change to an August 31 fiscal year end, as well as a name change from Davenport Ventures, Inc. to Royal

Financial Corporation. In addition, the existing officers resigned and the officers and directors of RMC were approved by the shareholders of both companies to become officers and directors of the Company.

     RMC began its operations in May 1997 after the completion of a $9,850,000 8 1/2% convertible debentures offering. This gave RMC the ability to initiate its operations in the market niches that the Company is currently exploiting today in the acquisition and profitable disposition of mortgage and real estate assets. As a whole, the Company has successfully used its market niches to obtain investment returns that management believes were and are available.


     Although no assurances can be given, the Company intends to acquire an increasing number of properties at daily and monthly judicial and non-judicial foreclosure auctions in all major counties in Florida and Texas through RMC. In addition, the Company intends to acquire and develop additional manufactured housing communities. Management believes that this will provide solid predictable growth patterns in this segment of the Company's business for its wholly-owned subsidiaries, Walden Woods and Walden Sales.

RESULTS OF OPERATIONS

THREE MONTHS ENDED NOVEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED NOVEMBER 30, 1997

REVENUES

     Revenues increased by approximately 14% from $121,267 in the three months ended November 30, 1997 to $138,758 in the three months ended November 30, 1998. This increase was primarily from the inclusion of revenues from Walden Woods which totaled $43,321 for the three months ended November 30, 1998.


EXPENSES

     Expenses decreased approximately 2% from $565,473 in the three months ended November 30, 1997 to $552,550 in the three months ended November 30, 1998. The largest decrease was in interest expense which decreased from $318,853 for the three months ended November 30, 1997 to $27,413 for the three months ended November 30, 1998. This was due to $9,850,000 in 8 1/2% Senior Convertible debentures that were outstanding in 1997. $8,560,000 of these debentures were converted to common stock in 1998; therefore, no further interest was payable on the converted debentures.

     Offsetting the decrease in interest expense discussed above was an increase in promotional expenses of $63,573 due to the Company's efforts to raise additional capital. In addition, taxes, payroll and other, increased from $9,421 for the three months ended November 30, 1997 to $137,570 for the three months ended November 30, 1998 due to the Company incurring holding costs related to its real estate investments.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity were the net proceeds from the 8 1/2% Senior Convertible Debentures that were issued in 1997 and the net proceeds from the sale of common stock during the eight months ended August 31, 1998. As of November 30, 1998 the Company had cash and cash equivalents of approximately $2,754,000 and working capital of approximately $3,104,000.
This represents a decrease in cash and cash equivalents and working capital from August 31, 1998 of approximately $1,158,000 and $904,000, respectively. This decrease is due to additional real estate investments of approximately $716,000, investment in the expansion of Walden Woods of approximately
$185,000 and the payment of approximately $99,000 in financing costs in the three months ended November 30, 1998.

     Future cash resources available to the Company are expected to come from the proceeds of future issuances of debt and/or equity securities and from operations of current businesses as well as planned acquisitions and development of manufactured housing communities.

     The Company's cash flow and working capital requirements are primarily affected by the timing of receipt of proceeds from sales of investment properties, redemption of tax lien certificates, receipt of payments from tenants of Walden Woods, payment of operating expenses and servicing of the Company's indebtedness.





Year 2000 Compliance

     The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four year digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions of a company's operations.

     The Company has developed a plan to ensure its computer programs are compliant with system requirements to process transaction after the year 1999. In June 1998, the Company installed a new Y2K compliant computer system and the Company obtained a certificate of Y2K readiness from the software vendor. As a result, although no assurances can be given, the Company does not expect that any costs relating to the Y2K issue will be material to its financial condition or result of operations.

     The Company is working with its suppliers and processing banks to ensure that their systems will be Y2K compliant. Such compliance costs will be borne by those suppliers and processing banks. In the event that such suppliers or processing banks are unable to convert their systems appropriately, the Company anticipates, although no assurances can be given, that it will switch suppliers and/or processing banks to new suppliers and/or processing banks which are fully Y2K compliant.

Forward Looking Statements

     Statements that are not historical facts included in this registration statement are "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as future capital, business strategies, expansion and growth of the Company's operations and future net cash flows. Factors that could cause actual results to differ materially ("Cautionary Disclosures") are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of the Company's acquired properties, the Company's ability to find, acquire, market and sell properties, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, the results of financing efforts, and regulatory developments and compliance. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.

Item 3.  Description of Property


     The Company maintains its principal executive offices at 1000 Ballpark Way, Suite 210, Arlington, Texas. The premises are leased from an unaffiliated party at a current rate of approximately $7,600 per month. Total lease expense for the eight months ended August 31, 1998 was $95,931. The lease expires in February 2005 and contains rent escalation clauses, which are based on pre-determined rent increases specified in the lease agreement.


     The Company also maintains an office in Naples, Florida and subleases space from an unaffiliated party for approximately $3,700 per month. This lease expires in October, 2000 with an option to renew for two years.

     The Company believes that these facilities are adequate for its current needs and anticipated future needs.


     The Company invests in various types of real estate, primarily residential, but also including commercial and multi-family properties. Whenever the Company invests in property, the ultimate goal is to realize a specific targeted capital gain, although no assurances can be given that the Company will be successful in achieving this goal.


     Certain of the Company's investments consist of non-performing loans. Most of the mortgage loans purchased by the Company are first liens. The Company believes, although no assurances can be given, that generally, the turnover of mortgage loan investments is fairly quick at an average holding period of four to nine months.

     The Company also owns Walden Woods Retirement Village (the "Park"), a manufactured housing community in Homosassa, Florida. The Park is a 45-acre site. 18 of the 45 acres are developed with approximately 87 home sites. The Company is currently developing an additional 20 acres. It is anticipated that the development will be completed by December 1998 at which time the Company believes the Park will contain an aggregate of approximately 215 home sites. Upon completion of the development, new sites will rent for $225 per month. Rent for existing cites is $175 per month. This increase will be made in January 2000. The current occupancy level at the Park is approximately 95%. The book value of assets related to the Park at August 31, 1998 was approximately $1,771,000, which was approximately 16% of consolidated assets at August 31, 1998.


     Most of the Company's investment properties, as well as the Park discussed above, are located in the state of Florida. The Company also owns properties, or loans on properties, in the States of California, Connecticut and Texas. Currently, the Company is conducting due diligence on several tracts of land in Florida which may be purchased and developed as manufactured housing communities. The Company intends to purchase and begin development, as manufactured housing communities, on a minimum of three tracts of land prior to the end of 1999. These tracts of land and the ensuing development will be financed via existing capital and conventional financing.


     All of the Company's properties are covered by property and casualty insurance, which the Company believes is adequate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of August 31, 1998 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting common stock and with respect to the beneficial ownership of such common stock by each director of the Company and by all directors and executive officers of the Company as a group.



Number of Shares                              Number of Shares
                                           (Assuming No Exercise                       (Assuming Exercise
Name and Address of                             of Options                                   of Options
   Beneficial Owner                             by Holder (1)              Percent          by Holder (1)         Percent
------------------------                   -----------------------------   -------     ----------------------     -------

Bank of Liechtenstein                           454,545                      6%                --                     --
   c/o Brown Brothers
       Harriman & Co.
   59 Wall Street
   New York, NY 10005

Swiss Bank Corp.                                977,955                      13%               --                     --
   2 Bahnhof Plotz
   Zurich, Switzerland

Von Graffenried Private Bank                    567,727                      8%                --                     --
   Marktgass Passage 3
   Portfach 3000
   Bern 3, Switzerland

Michael J. Pilgrim                              231,667                      3%              541,667                 7%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Mark J. Teinert                                 221,667                      3%              521,667                 7%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

David E. Wentsch                                  -0-                        --               120,000                 1%
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Richard Bergner                                   -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Dr. Raymond Wicki                                 -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210
   Arlington, Texas 76011

Susan M. Stein                                    -0-                        --               10,000                  --
   1000 Ballpark Way, Suite 210



   Arlington, Texas 76011

Directors and executive                         453,334                      6%              1,223,334               14%
   officers as a group
      ( 6 persons)


------------------------------------

     (1) Messrs. Pilgrim, Teinert and all executive officers and directors as a group beneficially own options exercisable at an average exercise price of $2.34 for 310,000, 300,000 and 770,000 shares of common stock, respectively.

     The Company is not aware of any arrangement which might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The following table sets forth certain information about the directors, executive officers and significant employees of the Company.



Name                                Age         Position with Company

Michael J. Pilgrim                  45          President and Chief Executive Officer, Chairman

Mark J. Teinert                     44          Secretary and Treasurer

David E. Wentsch                    46          Vice President-Legal Affairs and Director

Richard Bergner                     68          Director

Raymond Wicki                       55          Director

Susan M. Stein                      39          Vice President - Finance



     Mr. Michael J. Pilgrim has been President and C.E.O. of the Company since August 1998. Prior to such time and since 1994, Mr. Pilgrim as a co-founder of RMC, where he serves as President and C.E.O. Mr. Pilgrim's duties include, but are not limited to, supervising the Company's operations, serving on the Company's mortgage evaluation and acquisition team and leading the Company's manufactured housing activities. From 1992 to present, Mr. Pilgrim has been and currently is a principal of Rockford Management Inc., which manages an investment partnership, Gladiator Partners L.P. Mr. Pilgrim's employment history also includes three years with the accounting firm of Arthur Young, five years with Merrill Lynch, where he served as Senior Vice President and three years as Vice President with Prudential Bache Securities. Mr. Pilgrim is a Licensed Mortgage Broker in Florida and currently serves as the Principal Mortgage Broker for Royal Mortgage Brokerage, Inc. Mr. Pilgrim received a Bachelor of Business Administration degree from the University of Missouri in 1975.

     Mr. Mark J. Teinert has been Secretary and Treasurer of the Company since August 1998. Prior to such time and since 1994, Mr. Teinert was a co-founder of RMC, where he served as Secretary and Treasurer. Mr. Teinert's duties include, but are not limited to, serving on the Company's mortgage evaluation and acquisition team, providing financial analysis, tax lien certificate acquisition and coordinating auction activities. Mr. Teinert's employment history includes eight years as a financial analyst for Dorchester Oil & Gas (a Fortune 500 Company), three years with Merrill Lynch, where he served as Vice President of Retail Equity sales, four years with California Federal Savings Bank where he oversaw various home mortgage activities and four years as Vice President with Professional Practice Insurance Brokers. Mr. Teinert received a Bachelor of Business Administration degree from Texas Tech University.

     Mr. David E. Wentsch has been Vice President of the Company since August 1998. Prior to such time and since April 1998, Mr. Wentsch served as Vice President of RMC, where he served on the Company's mortgage evaluation and acquisition team. From April 1997 to April 1998, Mr. Wentsch was engaged on a contract basis to provide various legal services relating to the Company's mortgage acquisition activities. Prior experience includes working as a trust banker and practicing law in the areas of real estate, tax and bankruptcy matters. Mr. Wentsch is a Florida Licensed Mortgage Broker. Mr. Wentsch received a Bachelor of Business Administration from the University of Texas El Paso and Jurist Doctor degree from the University of Texas School of Law.

     Mr. Richard Bergner has been a director of the Company since August 1998. Prior to such time and since April 1998, Mr. Bergner was a director of RMC. Mr. Bergner has a general civil law practice in Houston, Texas which includes business litigation in federal and state courts, corporation, general and limited partnerships, including formation, stock issuance, acquisitions, mergers, and liquidation and commercial and residential real estate transactions. Mr. Bergner served in the United State Marine Corps from 1948 through 1952. Mr. Bergner received a B.A. and law degree from the University of Texas.

     Dr. Raymond Wicki has been a director of the Company since August 1998. Prior to such time and since April 1998, Dr. Wicki was a director of RMC. From 1990 to present, Dr. Wicki has been and currently is the CEO of Bank Von Graffenried, a family-owned private bank in Berne, Switzerland. From 1983 to 1990, Dr. Wicki focused on private and industrial portfolio management. This included the assignment to build and manage the institutional asset management business of a large Swiss bank. In the late 1970's, Dr. Wicki pioneered the venture capital industry in Europe when, together with two partners, he established one of the first venture capital funds that invested in the U.S. and in Germany and Switzerland. Prior to such time and for eight years Dr. Wicki was with the industrial organization of Aga Khar where he served as Head of Finance. Dr. Wicki started his professional career in the investment department of Hoffmann-La Roche, a Swiss pharmaceutical group. Dr. Wicki received a business administration degree and a Ph. D. in finance and taxation from the University of Berne, Switzerland. He also holds an MBA degree from Kent State University in Ohio.

     Mrs. Susan Stein has been Vice President of Finance of the Company since August 1998. Prior to such time and since April 1998, Mrs. Stein was the Controller of RMC. From 1994 to 1997, Mrs. Stein was with Arthur Andersen LLP in Dallas, Texas where she served as engagement manager for a variety of public and privately-owned client companies in the real estate and financial services industries. Mrs. Stein's employment history includes five years with Coopers & Lybrand, where she served as engagement manager for several clients including a trust company, savings & loan, commercial banks and the FDIC. Mrs. Stein also worked in the banking industry for three years. Mrs. Stein received a Bachelor of Business Administration degree in Accounting from Baylor University.

     Directors serve for a term of one year or until their successors are elected and qualified.

     Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

Item 6.  Executive Compensation


     The following summary compensation and option grants in last fiscal year tables set forth certain information regarding compensation paid to the persons serving as the Company's chief executive officer and each executive officer whose annual compensation exceeded $100,000.




                           SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------

                                                                 Long Term
                                                                Compensation
                                                                ------------
                                                                   Awards
                                      Annual Compensation       ------------
                                    -----------------------      Securities
    Name and Principal                         Other annual      Underlying
       Position              Year    Salary    Compensation      Options (#)
----------------------------------------------------------------------------
Michael J. Pilgrim           1998   $132,000      5,000            10,000
President & CEO              1997     75,000      5,000           260,000

Mark J. Teinert              1998    126,000      5,000            10,000
Secretary/Treasurer          1997     75,000     DELETED          250,000

David E. Wentsch             1998     96,000      5,000            10,000
Vice President & Director    1997   Contract      5,000           110,000


                         OPTION GRANTS IN LAST FISCAL YEAR
                                (INDIVIDUAL GRANTS)
--------------------------------------------------------------------------------

                      Number of      Percent of
                     Securities     Total options
                     Underlying      granted to        Exercise or
                       Options      Employees in       base price     Expiration
Name                 granted (#)     fiscal year         ($/Sh)          Date
--------------------------------------------------------------------------------
Michael J. Pilgrim     10,000           20%              $4.25        March 2003
Mark J. Teinert        10,000           20%               4.25        March 2003
David Wentsch          10,000           20%               4.25        March 2003


     Options were granted to individuals by RMC pursuant to individual stock option grants. Such options will be ratified by the Company. The Company is in the process of adopting a stock option plan for 1999.


     There is no employment agreement with any executive officer.

Item 7.  Certain Relationships and Related Transactions


     The Company has entered into a long-term lease agreement for its Arlington, Texas office. The premises are leased from an unaffiliated party at a current rate of approximately $7,600 per month. The lease expires in February 2005 and contains rent escalation clauses which are based on predetermined rent increases specified in the lease.


Item 8.  Description of Securities

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of which 7,464,382 shares were outstanding as of August 31, 1998.

     Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time.

     Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

     Dividends. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

Market Information

     The Company's Common Stock began trading on the OTC Electronic Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "ROYF" in May 1998. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock since it was initially quoted in May 1998 until August 31, 1998. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.


                                          BID                    ASK
                                    High          Low       High        Low
                                    ----          ---       ----        ---
Third Quarter 1998 (May only)       .85           .40       1.15         .65

Fourth Quarter 1998                2 15/16       1.20       3 1/16      1 1/2

First Quarter 1999                 2 1/2        1 9/16      2 7/8       1 27/32


Holders

     As of December 31, 1998, there were approximately 93 holders of record of the Company's common stock.


Dividends

     Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the Company's businesses. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and its subsidiaries and such other factors that the Board of Directors of the Company may deem relevant.

Item 2.  Legal Proceedings

     The Company is currently involved as plaintiff in various lawsuits of a nature regularly incurred in the ordinary course of the Company's business. Neither the Company nor any of its subsidiaries is involved in any litigation, arbitration or other proceedings relating to claims which are material to the Company's results of operations nor, so far as the Company is aware, are any such litigation, arbitration or other proceedings pending or threatened.

Item 3.  Changes in and Disagreements with Accountants


     RMC, predecessor to the Company, terminated the services of its existing accountant, William C. Spore & Company, P.C., on May 31, 1998. Mr. Spore's audit report on the December 31, 1997 financial statements was unqualified, and there were no disagreements between Mr. Spore and RMC.

     The Company engaged Grant Thornton LLP, independent public accountants, on September 3, 1998. This change was approved by the Board of Directors of the Company on June 12, 1998.


Item 4.  Recent Sales of Unregistered Securities

     The following paragraphs set forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Rule 144 of the Securities Act for transactions not involving a public offering.

                           Royal Mortgage Corporation


     In March 1995, Royal Mortgage Corporation ("RMC") completed a Regulation D Rule 506 offering of 800,000 shares at a price of $.75 per share, receiving gross proceeds of $600,000 from 26 investors, all of whom were accredited investors as defined by Rule 501 of Regulation D.

     In September 1995, RMC completed a Regulation S offering in the amount of $120,000. The Regulation S offering was in the form of a one year $3.00 convertible debenture with the $120,000 raised accruing interest at an annual rate of 8.00%. Pursuant to Section 4(2), RMC elected to convert this debt instrument in September 1996 at $3.00 per share plus the accrued interest to the holder of the Convertible Debenture for a total of 43,210 shares.

     In July 1996, RMC completed a $75,000 Regulation D Rule 506 offering of 37,500 shares at a price of $2.00 per share from three investors, all of whom were accredited investors as defined by Rule 501 of Regulation D.


     In August 1997, RMC completed a 250,000 share Regulation S offering at $2.00 per share.


     In September 1997, RMC completed a Regulation D Rule 506 offering raising $9,850,000 through the sale of 8 1/2% Convertible Debentures due March 2000 to 15 investors, all of whom were accredited investors as defined by Rule 501 of Regulation D. Pursuant to Section 4(2), during the April-June 1998 time periods, $8,560,000 of the $9,850,000 debenture holders voluntarily converted their debentures into shares of RMC for a total of 1,556,363 shares at $5.50 per share at the option of the Debenture Holders.

     In connection with the issuance of debt in 1997 and common stock in 1998, RMC issued warrants to purchase common stock expiring December 31, 2000 to the placement agent, which provided for the purchase of 223,864 shares of common stock at $4.40 per share pursuant to Section 4(2). Pursuant to an offer made by RMC in August 1998 and in reliance upon Section 4(2), 220,465 of these warrants were exchanged for 73,485 shares of common stock.

                            Davenport Ventures, Inc.

     In May 1998, Davenport Ventures, Inc. issued 1,500,000 shares at $.05 per share for $75,000 pursuant to a Regulation D Section 504 Offering. In early August 1998, Davenport Ventures, Inc. sold 440,000 shares at $2.00 per share pursuant to a Regulation D 504 Offering.

     Pursuant to the exchange offer by Davenport Ventures, Inc. to RMC's shareholders a one-for-one share exchange was made and approved by both company's shareholders on August 10,1998. Concurrent with the merger, Davenport Ventures, Inc. charged its name to Royal Financial Corporation.

Item 5.  Indemnification of Directors and Officers

     Article V of the Company's Bylaws provides for indemnification of officers and directors against expenses incurred in connection with any legal action they become a party to by reason of being or having been a director or officer of the Company, unless such officer or director is adjudged to be liable for negligence or misconduct in the performance of their duties.

     Under Section NRS 78.7502 of the Nevada Law, a corporation may indemnify a past or present director or officer against liability incurred in a proceeding if (1) the director or officer conducted himself in good faith, (2) the director or officer reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and (3) in the case of any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director or officer (1) in connection with a proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation, unless, and only to the extent that, the court in which the action or suit was brought or other court of competent jurisdiction determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

         In addition, pursuant to subsection 3 of Section NRS 78,7502 of the Nevada Law, a corporation shall indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding.

                                    PART F/S


         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of August 31, 1998 and for the eight months then ended have been audited by Grant Thornton LLP, as stated in their report appearing herein. The financial statement for the three month periods ended November 30, 1997 and 1998, included herein, have not been audited, but are believed by Management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles. The financial statements as of December 31, 1997 and 1996 and for the years then ended have been audited by William C. Spore & Company, P.C., independent auditors, as stated in their reports appearing herein.


Index to Financial Statements



                                 August 31, 1998

Report of Independent Certified Public Accountants..............................................................F-2

Consolidated Balance Sheet as of August 31, 1998 (audited) and
     November 30, 1998 (unaudited)..............................................................................F-3

For the eight month period ended August 31, 1998 (audited) and for the three month periods ended November 30, 1997 and 1998 (unaudited)

        Consolidated Statement of Operations....................................................................F-4

        Consolidated Statement of Changes in Stockholder's Equity...............................................F-5

        Consolidated Statement of Cash Flows....................................................................F-6

Notes to Consolidated Financial Statements......................................................................F-7

                                December 31, 1997

Report of Independent Certified Public Accountants.............................................................F-19

Consolidated Balance Sheet as of December 31, 1997.............................................................F-20

Consolidated Statement of Operations for the year ended December 31, 1997......................................F-22

Consolidated Statement of Changes in Stockholder's Equity for the
year ended December 31, 1997...................................................................................F-23

Consolidated Statements of Cash Flow for the year ended December 31, 1997......................................F-24

Notes to Consolidated Financial Statements.....................................................................F-27

                                December 31, 1996

Report of Independent Certified Public Accountants.............................................................F-35

Consolidated Balance Sheet as of December 31, 1996.............................................................F-36

Consolidated Statement of Operations for the year ended December 31, 1996......................................F-37

Consolidated Statement of Changes in Stockholders Equity for the
year ended December 31, 1996...................................................................................F-38

Consolidated Statements of Cash Flow for the year ended December 31, 1996......................................F-41

Notes to Consolidated financial Statements.....................................................................F-42


Consolidated Statement of Changes in Stockholder's Equity for the
year ended December 31, 1997...................................................................................F-37

Consolidated Statements of Cash Flow for the year ended December 31, 1996......................................F-40

Notes to Consolidated Financial Statements.....................................................................F-41



                  Royal Financial Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                                                              August 31,                      November 30,
                                     ASSETS                                      1998                             1998
                                                                       --------------------------     -----------------------------
                                                                                                               (unaudited)
CURRENT ASSETS
    Cash and cash equivalents                                                         $ 3,912,255                       $ 2,753,938
    Prepaid expenses and other current assets                                             149,009                           223,012
    Manufactured home inventory                                                            27,700                           143,789
                                                                                          -------                           -------

                  Total current assets                                                  4,088,964                         3,120,719

INVESTMENTS
    Mortgage loan portfolio, net                                       $ 2,808,902                    $ 2,865,315
    Real estate portfolio, net                                           1,357,744                      1,646,953
    Tax lien certificates                                                  127,520                         40,727
    Other investments                                                       36,636      4,330,802              --         4,552,995
                                                                           -------                        -------

PROPERTY AND EQUIPMENT, NET                                                             2,198,979                         2,368,200

OTHER ASSETS
    Deferred stock offering costs                                           35,000                         35,000
    Deferred debenture costs                                                79,340                         79,340
    Deposits and sundry assets                                              22,639        136,979         121,853           236,193
                                                                           -------       --------         -------          --------

                  Total assets                                                        $10,755,724                       $10,278,107
                                                                                      -----------                       -----------
                                                                                      -----------                       -----------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                                             $ 80,250                            16,425

8-1/2% SENIOR CONVERTIBLE DEBENTURES DUE MARCH 2000                                     1,290,000                         1,290,000
                                                                                       ----------                        ----------

                  Total liabilities                                                     1,370,250                         1,300,425

COMMITMENTS                                                                                    -                                 -

STOCKHOLDERS' EQUITY
    Common stock, $.001 par value; authorized 50,000,000 shares;
       issued and outstanding, 7,464,382 shares                        $     7,464                    $     7,464
    Additional paid-in capital                                          14,062,657                     14,062,657
    Accumulated deficit                                                 (4,684,647)     9,385,474      (5,098,439)        8,971,682
                                                                        ----------     ----------      ----------        ----------

                  Total liabilities and stockholders' equity                          $10,755,724                       $10,278,107
                                                                                      -----------                       -----------
                                                                                      -----------                       -----------


         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                        Three Months Ended
                                           Eight Months Ended                               November 30,
                                             August 31, 1998                     1997                          1998
                                          ------------------------       --------------------------------------------------------
                                                                                                (unaudited)
Revenues
    Interest                                             $ 114,772                      $ 101,554                      $  31,016
    Gains (losses) on sales of
      operating assets
       Loans                              $ 82,073                                             --               --
       Real estate                         (22,846)                        19,713                           67,407
       Other repossessed assets                 --          59,227             --          19,713           (3,771)       63,636
                                          --------                       --------                         --------
    Lot rental income                                       46,777                             --                         43,321
    Other                                                       --                             --                            785
                                                         ---------                      ---------                     ----------
                  Total revenue                            220,776                        121,267                        138,758

Expenses
    Interest                             1,053,750                        318,853                           27,413
    Salaries and benefits                  272,111                         68,020                          121,380
    Contract labor                          26,000                         22,300                               --
    Directors fees                          25,000                             --                               --
    Professional fees                      215,633                         20,342                           45,244
    Promotional                            103,283                             --                           63,573
    Travel and lodging - operations         79,283                         28,946                            4,893
    Travel and lodging - financing          43,372                             --                               --
    General and administrative             129,788                         31,246                           31,629
    Depreciation                            61,290                         13,408                           28,984
    Filing fees                              4,498                             --                            2,431
    Office rent                             85,687                         24,951                           33,939
    Insurance                               64,801                          1,369                           11,111
    Taxes - payroll and other              120,393                          9,421                          137,570
    Real estate property maintenance        58,501                             --                           13,548
    Due diligence expenses                  62,914       2,406,304         26,617         565,473           30,846       552,550
                                           -------      ----------        -------      ----------        -------      ----------

                  Net loss                            $(2,185,528)                   $   (444,206)                  $   (413,792)
                                                      ------------                   ------------                   ------------
                                                      ------------                   ------------                   ------------

Loss per share - basic and diluted                         $(0.40)                         $(0.19)                        $(0.06)
                                                      ------------                   ------------                   ------------
                                                      ------------                   ------------                   ------------
Weighted average shares outstanding                      5,450,599                      2,380,700                      7,464,382
                                                      ------------                   ------------                   ------------
                                                      ------------                   ------------                   ------------


         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     For the Eight months ended August 31, 1998

               and the three months ended November 30, 1998 (unaudited)



                                                  Common stock         Additional
                                              --------------------       paid-in        Accumulated
                                               Shares       Amount       capital          deficit          Total
                                              ---------     ------     ----------       -----------      ----------
Balances at January 1, 1998,
    as previously reported                      520,000      $ 520           $ (520)    $  -                 $ -

Merger with Royal Mortgage
    Corporation (RMC)                         2,380,700      2,381        1,464,789      (2,499,119)     (1,031,949)
                                              ---------      -----       ----------      ----------      ----------

Balances at January 1, 1998,
    restated                                  2,900,700      2,901        1,464,269      (2,499,119)     (1,031,949)

RMC
    Sale of common stock                        892,500        893        3,168,818              -        3,169,711
    Conversion of 8-1/2% senior
       convertible debentures                 1,556,364      1,556        8,558,444              -        8,560,000
    Exercise of stock options                     1,333          1            1,332              -            1,333
    Conversion of warrants                       73,485         73              (73)             -               -

Royal Financial Corporation
    (formerly DVI)
       Sale of common stock                   1,940,000      1,940          864,967              -          866,907
       Common stock issued for
          services                              100,000        100            4,900              -            5,000

Net loss                                         -               -               -       (2,185,528)     (2,185,528)
                                              ---------    -------      ----------     ------------     -----------

Balance at August 31, 1998                    7,464,382     $7,464      $14,062,657     $(4,684,647)      9,385,474
                                              =========      =====       ==========      ==========     ===========

Net loss (unaudited)                             -               -               -         (413,792)       (413,792)
                                              ---------    -------      ----------     ------------     -----------

Balance at November 30, 1998 (unaudited)      7,464,382     $7,464      $14,602,657     $(5,098,439)    $(5,098,438)
                                              =========     ======      ===========     ===========     ===========




         The accompanying notes are an integral part of this statement.

                  Royal Financial Corporation and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                      Three Months
                                                                                                          Ended
                                                                 Eight Months                          November 30,
                                                                     Ended           ---------------------------------------------
                                                                August 31, 1996              1997                  1998
                                                           -----------------------   ---------------------    --------------------
Cash flows from operating activities
    Net loss                                                           $(2,185,528)              ($444,206)             ($413,792)
    Adjustments to reconcile net loss to net cash used
in operating activities
       Depreciation                                         $ 61,290                    13,408                 28,984
       Amortization/write-off of debenture costs             781,559                   109,548                     --
       Common stock issued for services                        5,000       847,849          --     122,958         --     920,904
                                                              ------                 ---------                -------
       Changes in operating assets and liabilities
          Prepaid expenses and other  assets                 (43,445)                  (84,634)              (190,135)
          Accounts payable and accrued liabilities          (159,937)     (203,382)   (120,944)   (205,578)   (66,960)  ($257,095)
                                                           ---------     ---------   ---------   ---------    -------   ---------

                  Net cash used in operating activities                 (1,541,061)               (526,828)             ($641,903)

Cash provided by (used in) investing activities
    Purchase of Walden Woods of Sugarmill, Inc.           (1,611,625)                       --                     --
    Purchase of additional land                              (18,000)                       --                     --
    Principal collections on tax lien certificates           102,410                   319,077                 86,793
    Purchases of property and equipment                     (177,921)                  (54,368)               (12,057)
    Purchases of loans                                    (1,531,515)               (2,134,079)               (63,922)
    Collections on loans                                     111,449                     1,050                  7,509
    Disposition of loans                                     416,380                        --                     --
    Sale of real estate and other assets                   1,192,392                        --                402,091
    Purchases of real estate properties                     (572,327)                       --               (652,440)
    Investment in park development                          (138,798)   (2,227,555)         --  (1,868,320)  (185,173)   (417,199)
                                                           ---------                   -------              ---------   ---------

Cash provided by (used in) financing activities
    Sale of common stock, net of offering costs            4,057,904                        --                     --
    Exercise of stock options                                  1,333                        --                     --
    Financing costs on debt                                                           (100,027)               (99,215)
    Issuance of debentures                                                             150,000                     --
    Additional stock offering costs                                                    (36,281)                    --
    Other                                                     (8,639)    4,050,598          --      13,692                (99,215)
                                                          ----------    ----------     -------   ---------  ---------   ---------

Net increase in cash and cash equivalents                                  281,982              (2,381,456)            (1,158,317)

Cash and cash equivalents, beginning of period                           3,630,273               5,167,833              3,912,255
                                                                        ----------               ---------              ---------

Cash and cash equivalents, end of period                               $ 3,912,255               3,786,177              2,753,938
                                                                       -----------               ---------              ---------
                                                                       -----------               ---------              ---------








         The accompanying notes are an integral part of this statement.

                          ROYAL MORTGAGE CORPORATION
                      SECURITIES OF MORTGAGE INVESTMENTS
                               December 31, 1997




                                                                   MANAGEMENT
                                                                    ESTIMATE
                                                                    OF FMV OF
                                                                   UNDERLYING
                                     FACE                          COLLATERAL
      INVESTMENT                    AMOUNT            COST         (UNAUDITED)
      -----------                   ------            ----         -----------

90% Interest In a Pool of Notes     $11,562,584     $1,614,870        $4,222,501

Three Mortgages--California             717,185        607,906           775,000

Twenty One Mortgages--Florida         1,874,020      1,559,466         2,396,240

Residential Mortgage--Florida            39,951         39,951            94,000
                                     ----------      ---------         ----------

    TOTAL                           $14,193,740     $3,822,193         $7,487,741
                                     ----------      ---------         ----------
                                     ----------      ---------         ----------




                               SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 25th day of February 1999.

                                            ROYAL FINANCIAL CORPORATION


                                            BY:    /s/ Michael J. Pilgrim
                                               ---------------------------------
                                                  President, Chief Executive
                                                  Officer and Chairman

                                INDEX TO EXHIBITS

Exhibit Number

2.1 Restated and Amended Agreement and Plan of Merger*

3.1 Articles of Incorporation, as amended of Davenport Ventures, Inc.*

3.2 By Laws of Davenport Ventures, Inc.*

3.3 Articles of Merger of Royal Mortgage Corporation into Davenport Ventures, Inc.*

3.4 Articles of Incorporation, as amended, of Royal Mortgage Corporation*

3.5 By Laws of Royal Mortgage Corporation

3.6 Articles of Incorporation, as amended, of Royal Mortgage Brokerage, Inc.*

3.7 By Laws of Royal Mortgage Brokerage, Inc.*

3.8 Authorization to Transact Business in Florida of Royal Mortgage Brokerage, Inc.*

3.9 Articles of Incorporation of Walden Woods of Sugarmill, Inc.*

3.10 By Laws of Walden Woods of Sugarmill, Inc.*

3.11 Articles of Incorporation of Walden Woods of Sugarmill Sales, Inc.*

3.12 By Laws of Walden Woods of Sugarmill Sales, Inc.*

4.1 Specimen Common Stock Certificate

10.1 Texas Office Lease Agreement

10.2 Florida Sublease Agreement

10.3 Form of Option Agreement

16.1 Letter of William C. Spore & Company, P.C.

*Previously filed.